

August 28, 2007

*By U.S. mail and facsimile to 011 41 44 333 25 87*

Mr. Renato Fassbind
Chief Financial Officer
Credit Suisse Group
Paradeplatz 8, P.O. Box 1, CH-8070
Zurich, Switzerland

      **RE:    Credit Suisse Group
              Form 20-F for the fiscal year ended December 31, 2006
              Filed March 26, 2007**

              **File No. 1-15244**

Dear Mr. Fassbind:

      We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2006

Management's Discussion and Analysis

Contractual obligations and other commercial commitments

1. In future filings, please revise your table of contractual obligations to include your interest commitments under your interest-bearing debt in this table, or provide

textual discussion of this obligation below the table.  If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table.  Regardless of whether you decide to include interest payments in the table or in textual discussion below the table, you should provide appropriate disclosure with respect to your assumptions of your estimated variable rate interest payments.

Consolidated statements of cash flows

2.  We note your net cash used in operating activities for each of the three periods presented appear to be driven by changes in your trading assets and liabilities and the increase/(decrease) in accrued expenses and other liabilities.  In future filings in your liquidity section, please include a more robust discussion of the material components of each of these line items and how the changes therein affect your ability to manage your liquidity at the Group level.

Subprime lending

3.  We note from the disclosures in your risk factors, operating environment and competition, and operating and financial review discussions that you have interests in what are commonly referred to as "subprime" residential mortgages. Although there may be differing definitions of subprime residential mortgage loans, they are sometimes recognized to be loans that have one or more of the following features:

- A rate above prime to borrowers who do not qualify for prime rate loans;
- Borrowers with low credit ratings (FICO scores);
- Interest-only or negative amortizing loans;
- Unconventionally high initial loan-to-value ratios;
- Low initial payments based on a fixed introductory rate that expires after a short initial period then adjusts to a variable index rate plus a margin for the remaining term of the loan;
- Borrowers with less than conventional documentation of their income and/or net assets;
- Very high or no limits on how much the payment amount or the interest rate may increase at reset periods, potentially causing a substantial increase in the monthly payment amount, and/or;
- Including substantial prepayment penalties and/or prepayment penalties that extend beyond the initial interest rate adjustment period.

Based on your current public disclosures, it is possible that more clarity about your exposure to subprime loans could be helpful. Regardless of the materiality of your exposure, we respectfully request that you provide us with supplemental information about your involvement in subprime loans.

Preface your response by how you specifically define your subprime loans in practice. However, we ask that you consider the above definition, in general, as part of your response.  Where it does not, please provide specific guidance. Also, we may ask for information which may be difficult for you to provide on a timely basis. Please consider alternative information that may address the concern, at least in part, but which can be readily provided.

Please provide us with a comprehensive analysis of your exposure to subprime residential loans.   In particular:

- Provide us with your risk management philosophy as it specifically relates to subprime loans. Please address:

    - Your origination policies;
    - The purchase and securitization of loans, and;
    - Loans, commitments and investments in subprime lenders.

- Quantify your portfolio of subprime residential mortgages. If practicable, please breakout the portfolio to show the underlying reason for subprime definition, (i.e., subject to payment increase, high LTV ratio, interest only, negative amortizing).

- Quantify the following regarding subprime residential mortgages. Explain how you define each category:

    - Non-performing loans;
    - Non-accrual loans;
    - The allowance for loan losses, and;
    - The most recent provision for loan losses.

- Quantify the principal amount and nature of any retained securitized interests in subprime residential mortgages.

- Quantify the current delinquencies in retained securitized subprime residential mortgages.

- Quantify any write-offs/impairments related to retained interests in subprime residential mortgages.

Mr. Renato Fassbind
Credit Suisse Group
August 28, 2007
Page 4

- Please address all involvement with special purpose entities and variable interest entities and quantify the subprime exposure related to such entities, regardless of whether they are consolidated for the purposes of generally accepted accounting principles.

- Quantify and describe any and all potential repurchase commitments you have regarding subprime residential mortgages.

- Quantify and describe any loans to, commitments in, or investments in subprime lenders. Describe any other potential exposures you may be subject to, such as repurchase commitments related to the receipt of assets in bankruptcy, for example.

- Quantify your revenues from involvement in subprime loans. Break out such revenues based on fees, interest earned, servicing rights and other sources.

Where we have asked you to quantify amounts as of a point in time, please do so as of the end of your last full fiscal year and as of the most recent date practicable. Where we have asked you to quantify amounts for a period, please provide this for the last three full fiscal years and any more recent period if practicable. If you believe that you have provided any of the information requested in public filings, please direct us to such disclosures.

The above list is not intended to be all encompassing. To the extent that you are aware of other asset quality or performance information, or other factors that provide material information about your involvement with subprime residential mortgage loans, please provide that information as well.

If you believe that a material adverse impact on your financial condition, results of operations or liquidity, resulting from your involvement in subprime lending, is remote, please explain. If so, tell us what consideration you may give to a more transparent disclosure about this to inform readers of your level of involvement.

If you believe that a material adverse impact resulting from this exposure is reasonably possible, tell us what disclosures you may consider in order to provide a clearer understanding of this exposure.

<u>Notes to the consolidated financial statements</u>

34 Litigation and other contingencies

4.  We note that the total reserve for your private litigation matters is CHF 1.2 billion as of December 31, 2006.  In future filings, please quantify the amount accrued for each private litigation issue you have identified under the legal proceedings caption within your business discussion.  As indicated in paragraph 10 of SFAS 5, if an exposure to loss exists in excess of the amount accrued pursuant to the provisions of paragraph 8, disclosure of the contingency shall be made when there is at least a reasonable possibility that a loss or an additional loss may have been incurred. The disclosure shall indicate the nature of the contingency and shall give an estimate of the possible loss or range of loss or state that such an estimate cannot be made.

5.  We note your disclosure that you are involved in a number of other judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of your businesses.  We also note your belief that the results of such proceedings are not likely to have a material adverse effect on your financial condition, but might be material to operating results for any particular period.  In future filings please make your assessment based on SFAS 5 terminology (i.e., reasonably possible, remote).  If it is reasonably possible that you may incur a material loss in excess of amounts accrued for any of these other judicial, regulatory or arbitration proceedings, ensure your disclosures identifies the nature of the contingency and estimates the possible loss or range of loss or states that such an estimate cannot be made.

*   *   *   *

Please respond to these comments by providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file.  We may raise additional comments after we review your responses.

To expedite our review, you may wish to provide complete packages to each of the persons named below.  Each package should include a copy of your response letter and any supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743, Jeanne K. Baker at (202) 551-3691 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Branch Chief